Exhibit 99.1

Explanation of Responses:

(1)	Common Stock held directly by Brookfield Retail Holdings IV-C Sub II LLC, a Delaware limited liability company (“BRH IV-C Sub”). BRH IV-C Sub exercised Warrants to purchase 497,868 shares of Common Stock at an exercise price of $8.3621 per share. The Issuer also paid $4.01 to BRH IV-C Sub in lieu of a fractional share.

(2)	Each Warrant entitled the holder to purchase 1.2858 shares of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the Amended and Restated Warrant Agreement, effective as of October 28, 2013, between the Issuer and American Stock Transfer & Trust Company, LLC, as warrant agent.